UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Issuer)

FIRST CHOICE HEALTH NETWORK, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

Not applicable
(Cusip Number of Class of Securities)

Gary R. Gannaway
President and Chief Executive Officer
First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, Washington 98101
(206) 292-8255
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
(503) 224-5858

This statement is filed in connection with (check the appropriate box):

a.	|_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	|_| The filing of a registration statement under the Securities Act of 1933.

c.	|X| A tender offer.

d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by First Choice Health Network, Inc. (the "Company"). The Company is offering to purchase for cash (the "Offer") up to 201 shares of the Company's Class A Common Stock, $1.00 par value per share (the "Shares" or "Class A Common Stock"), held by shareholders as of the close of business on September 22, 2005 (the "Record Date"). The Offer is being made pursuant to an Offer to Purchase Class A Shares (the "Offer to Purchase"), dated September 30, 2005, attached to the Company's Schedule 13E-3 dated September 30, 2005, as Exhibit (a)(1)(i) thereto, as modified by the Supplement to Offer to Purchase dated December 13, 2005 (the "Supplement") attached hereto as Exhibit (a)(1)(vi).

The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Exchange Act, because no holder of Class A Common Stock owns more than 99 Shares. In addition, because the Offer has a reasonable likelihood or a purpose of causing the Class A Common Stock to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 1: SUMMARY TERM SHEET.

The information set forth in "Questions and Answers" in the Offer to Purchase, as modified and superseded by the information set forth under "Summary of Terms" in the Supplement, is incorporated herein by reference.

ITEM 4: TERMS OF THE TRANSACTION.

(a)

The information set forth in "Questions and Answers" and "Terms of the Offer" in the Offer to Purchase, as modified by the information set forth in "Summary of Terms" and "Why We Are Making the Offer--Advantages and Disadvantages" in the Supplement, is incorporated herein by reference.

(c)

The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms" in the Supplement is incorporated herein by reference.

(d)	The information set forth in "Terms of the Offer--No Dissenters' or Appraisal Rights;--No Shareholder Vote" of the Offer to Purchase is incorporated herein by reference.

(e)

The Company is not providing unaffiliated security holders any special access to corporate files of the Company, or counsel, appraisal or other services at the expense of the Company, in connection with the Offer.

(f)	Not applicable.

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)

The information set forth in "Information About the Company--Related Party Transactions" in the Offer to Purchase and "Why We Are Making the Offer--Advantages and Disadvantages--Related Party Transactions" in the Supplement is incorporated herein by reference.

(b)

There have been no negotiations, transactions, or material contacts between the Company and any of its affiliates during the past two years concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities, or sale of a material amount of the assets of the Company. Directors of the Company are elected as described in "Management Information--Election of Directors" in the Offer to Purchase, which section is incorporated herein by reference.

(c)

The Company has not had any negotiations or material contacts during the past two years with any of its affiliates or any person not affiliated with the Company concerning any merger, consolidation, acquisition, tender offer for any class of the Company's securities, sale of a material amount of the assets of the Company, or the election of the Company's directors.

(e)

There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company's securities, including with respect to the transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of such securities.

ITEM 6: PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	All Shares tendered and accepted by the Company will be redeemed and retired and returned to the authorized but unissued capital stock of the Company.

(c)	The information set forth in "Summary of Terms" and "Why We Are Making the Offer--Advantages and Disadvantages" in the Supplement is incorporated herein by reference.

Except as otherwise described in the Supplement, there are no plans, proposals or negotiations that would result in:

(i)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii)	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, other than as described in "Information About the Company--Dividend Information";

(iv)

any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

(v)	any other material change in the Company's corporate structure or business.

        The Company's equity securities have never been listed on a national securities exchange or quoted in an automated quotation system and will continue to be unlisted and not quoted following the Offer. A purpose of the transaction, as stated elsewhere, is to make the Company eligible for termination of the registration of the Class A Common Stock under the Exchange Act and to terminate its obligation to file reports thereunder.

ITEM 7: PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	The information set forth in "Summary of Terms" and "Why We Are Making the Offer--Advantages and Disadvantages" in the Supplement is incorporated herein by reference.

(b)	The information set forth in "Why We Are Making the Offer--Advantages and Disadvantages--No Alternative Transactions" in the Supplement is incorporated herein by reference.

(c)	The information set forth in "Summary of Terms" and "Why We Are Making the Offer--Advantages and Disadvantages" in the Supplement is incorporated herein by reference.

(d)	The information set forth in "Summary of Terms" and "Why We Are Making the Offer--Advantages and Disadvantages" in the Supplement is incorporated herein by reference.

ITEM 8: FAIRNESS OF THE TRANSACTION.

(a)-(b)

The Company believes the Offer is fair to unaffiliated shareholders, as discussed under the headings "Why We Are Making the Offer--Advantages and Disadvantages--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" and "--No Separate Representation; No Shareholder Approval" in the Supplement, which information is incorporated herein by reference. No director dissented to or abstained from voting on the Offer.

(c)	The Offer did not require the approval of a majority of unaffiliated shareholders.

(d)	The information set forth in "Why We Are Making the Offer--Advantages and Disadvantages--No Separate Representation; No Shareholder Approval" in the Supplement is incorporated herein by reference.

(e)	The Offer was approved unanimously by the 12 directors present at a board meeting held on September 22, 2005. Five directors were absent from the meeting. No director is an employee of the Company.

(f)

No Offer has been made by any unaffiliated person during the past two years concerning the merger or consolidation of the Company with or into another company or vice versa, the sale or other transfer of all or any substantial part of the assets of the Company, or any purchase of a controlling interest in the Company's securities.

ITEM 9: REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)

The Company has not obtained any report, opinion, or appraisal relating to the fairness of the consideration to be offered to shareholders or the fairness of the Offer. The information set forth in "Why We Are Making the Offer--Advantages and Disadvantages--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" and "--No Separate Representation; No Shareholder Approval" in the Supplement is incorporated herein by reference.

ITEM 12: THE SOLICITATION OR RECOMMENDATION.

(d)	The information set forth in "Why We Are Making the Offer--Advantages and Disadvantages--Intentions of Insiders" in the Supplement is incorporated herein by reference.

(e)	The Company believes that no executive officer, director or affiliate of the Company has made any recommendation to holders of Shares either in support of or opposed to the Offer.

ITEM 13: FINANCIAL STATEMENTS.

(a)	(1) The audited financial statements included in Item 8 of the Company's Amendment No. 2 to its Annual Report on Form 10-K for the year ended December 31, 2004, filed on December 7, 2005, are incorporated herein by reference.
(2) The unaudited financial statements included in Item 1 of the Company's Quarterly Report onForm 10-Q for the quarter ended September 30, 2005, are incorporated herein by reference.
(3) Not applicable.
(4) The information set forth under the heading "Summary Consolidated Financial Information" in theSupplement is incorporated herein by reference.
(b)	The information set forth under the heading "Summary Consolidated Financial Information--Pro Forma Effect of the Offer on Book Value" in the Supplement is incorporated herein by reference.
(c)	The information set forth under the headings "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" in the Supplement is incorporated herein by reference.

ITEM 16: EXHIBITS.

(a)(1)(ii)	Letter of Transmittal.
(a)(1)(vi)	Supplement to Offer to Purchase Class A Shares, dated December 13, 2005.
(a)(1)(vii)
Audited financial statements of the Company for the years ended December 31, 2004, 2003 and 2002. Incorporated by reference to Item 8 of the Company's Amendment No. 2 to its Annual Report on Form 10-K for the year ended December 31, 2004, filed on December 7, 2005.
(a)(1)(viii)
Unaudited financial statements for the three and nine month periods ended September 30, 2005 and 2004. Incorporated by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 22, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

FIRST CHOICE HEALTH NETWORK, INC.
By: /s/ Gary R. Gannaway
Name: Gary R. Gannaway
Title: President and Chief Executive Officer

Dated: December 13, 2005